Sun Microsystems, Inc. 4150 Network Circle, Santa Clara, CA 95054

May 26, 2006

Via EDGAR and Facsimile

United State Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington DC 20549

Attention: Brad Skinner, Accounting Branch Chief

Re:	Sun Microsystems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2005
Filed September 13, 2005
File No. 0-15086

Dear Mr. Skinner,

In response to your letter dated May 10, 2006, we have reviewed the Staff’s comments and questions related to Sun Microsystems, Inc.’s (the “Company” or “Sun”) Annual Report on Form 10-K for the year ended June 30, 2005. This letter constitutes our primary response (“Part I”) and contains responses to the Staff’s comments nos. 1, 2 and 4. We have also submitted a companion letter of the same date for which confidential treatment has been requested (“Part II”). Part II contains confidential responses to the Staff’s comments nos. 3 and 5.

Set forth below are our responses to the Staff’s comments nos. 1, 2 and 4.

Management Discussion and Analysis of Financial Condition and Results of Operations

Result of Operations, page 28

1.	We note that your revenues related to certain products and services appear to have been impacted by changes in volume and by pricing pressures. Please explain to us how you have considered quantifying the changes in reported revenues that were attributable to changes in volume versus changes in price. Refer to Item 303(a)(3)(iii) of Regulation S-K.

We have considered Item 303(a)(3)(iii) of Regulation S-K, which requires a registrant, to the extent that the financial statements disclose material increases in net sales and revenues, to provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or to the introduction of new products or services. In accordance with Item 303(a)(3)(iii), when we experience material increases or decreases in net revenues we provide a narrative discussion of the extent to which such increases or decreases are attributable to changes in average selling prices or to changes in the unit volume, the introduction of new products or services or other factors in our discussion of Net Revenues and Net Revenues by Geographic Area. We quantify these changes in the Products and Services Gross Margins sections of the Results of Operations section of our Management Discussion and Analysis by disclosing all material year-over-year increases and decreases on a percentage point basis. These increases and decreases include items impacting revenue such as price, volume and mix as well as items impacting cost. We believe that narrative discussion in Net Revenues together with the quantification of the impact of changes in volume and price in the Gross Margin sections complies with Item 303(a)(3)(iii).

Restructuring and Workforce Rebalancing Efforts, page 33

2.	We note that that you refer to SFAS 112 in connection with the disclosures regarding your restructuring charges. We further note that you indicate that the timing of these charges will depend, in part, on notifying the employees that will be terminated as part of the restructuring plan. Please explain to us when you accrue for severance costs and how your policy complies with SFAS 112 and SFAS 146.

We accrue for employee severance costs either in accordance with FAS 112 “Employers’ Accounting for Post Employment Benefits” or FAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”. The determination of which standard applies depends on whether the termination benefits are provided under a one-time benefit arrangement as defined by FAS 146 or under an on-going benefit arrangement as described in FAS 112. In certain countries where we have established that the benefits are part of an “on-going” benefit arrangement as defined by FAS 112, we accrue the liability when all of the following criteria have been met:

(i)	it is probable and estimable;

(ii)	the obligation is attributable to employee’s services already rendered; and

(iii)	the employee’s right to those benefits accumulate or vest.

In countries where we cannot demonstrate sufficient consistency between the current and the prior termination benefits (and therefore cannot establish the existence of an on-going benefit arrangement), or where the type and amount of benefits to be received are not known until negotiations with local workers’ councils are complete, we account for severance costs under FAS 146. These costs are accrued when the one-time benefit arrangement has been communicated to employees and meets all of the following criteria:

a.	Management, having the authority to approve the action, commits to a plan of termination.

b.	The plan identifies the number of employees to be terminated, their job classifications or functions and their locations, and the expected completion date.

c.	The plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination (including but not limited to cash payments), in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated.

d.	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Stock-Based Compensation (Restated), page 75

4.	We note that you changed the computation of expected volatility in anticipation of adopting SFAS 123R. Please tell us more about your decision to make this change and explain why you believe that it was appropriately accounted for prospectively.

Prior to the adoption of SFAS 123R, we applied SFAS 123, amended by SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (SFAS 148), which allowed companies to apply the existing accounting rules under APB 25, “Accounting for Stock Issued to Employees”, and related Interpretations. In general, as the exercise price of options granted under these plans was equal to the market price of the underlying common stock on the grant date, no stock-based employee compensation cost was recognized in our net income (loss). As required by SFAS 148 prior to the adoption of SFAS 123R, we provided pro forma net income (loss) disclosures for stock-based awards, as if the fair-value-based method defined in SFAS 123 had been applied. Our estimate of expected volatility was derived using historical stock price volatility over the historical time period equal to the expected term of our options. In the latter half of our fiscal year 2005, FAS 123R and SAB 107, “Share-Based Payment” (SAB 107) were finalized, which provided further guidance on the methods used to calculate expected volatility and expected term. SAB 107, section D, Certain Assumptions Used in Valuation Methods, states:

“The staff understands that companies may refine their estimates of expected volatility and expected term as a result of the guidance provided in Statement 123R and in sections (1) and (2) below. Changes in assumptions during the periods presented in the financial statements should be disclosed in the footnotes.”

In response to this additional guidance and in preparation for our adoption of FAS 123R, during the fourth quarter of our fiscal year 2005 we engaged third-party valuation experts to assist in analyzing the assumptions and variables we used in our calculation of fair value, including volatility. Upon completion of this analysis, we refined our estimate of expected volatility to consider both historical and market-based implied volatility for awards granted in the fourth quarter of fiscal year 2005. We believe that this refinement better represents the expected volatility related to our stock-based compensation awards as it also considers the market’s expectations of future volatility. This refinement represents a change of estimate which is appropriately applied prospectively from the date of the change.

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the materials included herewith by file-stamping the additional copy of the cover page of this letter with the date of receipt and returning it to the undersigned in the envelope provided for your convenience.

Please call Barry Plaga, Corporate Controller and Chief Accounting Officer, at (626) 408-3131 or the undersigned at (650) 786-8802 if you should have any further comments or questions concerning this matter.

Sincerely,

/s/ Michael E. Lehman

Michael E. Lehman
Chief Financial Officer and
Executive Vice President,
Corporate Resources

CC:	Mark Kronforst, SEC Division of Corporate Finance
Stephen Almassy, Ernst & Young
Lisa Portnoy, Ernst & Young
Katharine Martin, Wilson Sonsini Goodrich & Rosati
Barry Plaga, Sun Microsystems, Inc.
Brian Martin, Sun Microsystems, Inc.